SECURITIES AND EXCHANGE COMMISSION


                     WASHINGTON, D.C. 20549

                           FORM 11 - K


X  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
   EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 1998

                               or

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934

      For the transition period from ____ to

      Commission file number

A. Full title of the plan and address of the pan, if Different from that of the issuer named below:


                     INGERSOLL-RAND COMPANY

                SAVINGS AND STOCK INVESTMENT PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its prinicipal executive office:

                     Ingersoll-Rand Company

                          P.O. Box 8738

                Woodcliff Lake, New Jersey 07675



                      REQURIED INFORMATION


A. Financial Statements and Schedules

   Index to Financial Statements

   Report of Independent Accountants

   Statements of Finacial Condition at December 31, 1998 and
      1997

   Statements of Income and Changes in Plan/Fund Equty for the Year Ended December 31, 1998 and 1997

   Notes to Financial Statements

   Schedule I - Item 27a - Schedule of Assets Held For
     Investment Purposes at December 31, 1998

   Schedule V - Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1998

B. Exhibit

   Consent of Independent Accountants


                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               Ingersoll-Rand Company Savings
                                 and Stock Investment Plan
                                        (Registrant)



Date  _______________           By: ___________________________
                                  Donald H. Rice
                                  Benefits Committee Chairman



                     INGERSOLL-RAND COMPANY
                SAVINGS AND STOCK INVESTMENT PLAN
                  INDEX TO FINANCIAL STATEMENTS


INDEPENDENT AUDITORS' REPORT                                   5-6

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 1998 AND 1997:

 Statements of Financial Condition
        Combined Plan Summary                                    8

        Supplemental Information by Fund:
         Fixed Income Fund                                       9
         Mutual Fund                                            10
         Ingersoll-Rand Company Stock Fund                      11
         Loan Fund                                              12

 Statements of Income and Changes in Plan Equity
        Combined Plan Summary                                    8

        Supplemental Information by Fund:
         Fixed Income Fund                                       9
         Mutual Fund                                            10
         Ingersoll-Rand Company Stock Fund                      11
         Loan Fund                                              12

 Notes to Financial Statements                               14-32

SUPPLEMENTAL SCHEDULES (Combined Investment Trust):

Schedule I - Item 27a - Schedule of Assets Held for
Investment Purposes at December 31, 1998                     33-34

Schedule V - Item 27d - Schedule of Reportable Transactions
for the year ended December 31, 1998                         35-36

Other schedules required by Section 2520.103-10 of the DOL Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


INDEPENDENT AUDITORS' REPORT

To the Ingersoll-Rand Company Benefits Committee and Participants in the Ingersoll-Rand Company Savings and Stock Investment Plan
Woodcliff Lake, New Jersey

We have audited the accompanying statement of financial condition of the Ingersoll-Rand Company Savings and Stock Investment Plan as of December 31, 1998 and the related statement of income and changes in plan equity for the year then ended. These financial statements are the responsibility of the Ingersoll-Rand Company Benefits Committee (the "Benefits Committee"). Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Ingersoll-Rand Company Savings and Stock Investment Plan for the year ended December 31, 1997 were audited by other auditors whose report, dated June 5, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Benefits Committee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 1998 financial statements present fairly, in all material respects, the financial condition of the Plan as of December 31, 1998 and the income and changes in plan equity for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic 1998 financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of financial condition and the statements of changes in fund equity is presented for the purpose of additional analysis rather than to present the financial condition and changes in fund equity of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Benefits Committee. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1998 financial statements taken as a whole.

/S/  Deloitte & Touche
DELOITTE & TOUCHE LLP
Florham Park, New Jersey
June 20, 1999


                         INGERSOLL-RAND COMPANY

                    SAVINGS AND STOCK INVESTMENT PLAN

                          FINANCIAL STATEMENTS

                               * * * * * *

                       DECEMBER 31, 1998 AND 1997



                         INGERSOLL-RAND COMPANY
                    SAVINGS AND STOCK INVESTMENT PLAN
                          COMBINED PLAN SUMMARY

STATEMENTS OF FINANCIAL CONDITION
At December 31,                                1998            1997

Assets:
 Investments at current value -
  Combined Trust Fixed Income Fund    $ 226,002,416    $207,301,167
  Combined Trust Mutual Fund            355,707,045     297,485,385
  Combined Trust Ingersoll-Rand
   Company Stock Fund                   294,035,795     279,232,315
                                        875,745,256     784,018,867

  Participant loans receivable           27,689,595      29,593,236
  Contributions receivable                3,991,733       3,641,479
  Due from merged Plan                   31,987,570           -
       Total assets                     939,414,154     817,253,582

Plan equity                           $ 939,414,154    $817,253,582


STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
For the years ended December 31,               1998            1997

Contributions:
    Participants                      $  51,206,693    $ 48,958,935

Investment income:
    Dividends                            18,022,005      15,748,925
    Interest                             15,578,911      13,935,929
    Net appreciation of investments     103,899,604     127,336,002
      Net investment income             137,500,520     157,020,856

Total additions                         188,707,213     205,979,791

Participant withdrawals and
  distributions                          97,447,697      69,382,379

Net increase prior to transfers          91,259,516     136,597,412
Transfers (to) from other funds, net       (480,632)         75,161
Transfers from other plans, net          31,381,688     147,429,670
Net increase in plan equity             122,160,572     284,102,243
Plan equity at beginning of year        817,253,582     533,151,339

Plan equity at end of year            $ 939,414,154    $817,253,582

See notes to the financial statements.

                         INGERSOLL-RAND COMPANY
                    SAVINGS AND STOCK INVESTMENT PLAN
                    SUPPLEMENTAL INFORMATION BY FUND
                            FIXED INCOME FUND

STATEMENTS OF FINANCIAL CONDITION
For the years ended December 31,               1998            1997

Assets:
  Investments at current value -
   Combined Trust Fixed Income Fund   $ 226,002,416    $207,301,167
  Contribution receivable                 1,257,209       1,203,008
  Due from merged Plan                   14,601,325           -

       Total assets                     241,860,950     208,504,175

Fund equity                           $ 241,860,950    $208,504,175

STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY
For the years ended December 31,               1998            1997

Contributions:
    Participants                      $  15,503,969    $ 17,385,533
Investment income:
    Interest                             13,241,170      11,766,892
      Net investment income              13,241,170      11,766,892
Total additions                          28,745,139      29,152,425
Participant withdrawals and
  distributions                          36,034,892      28,652,944
Net (decrease) increase prior to
  transfers                              (7,289,753)        499,481
Transfers from (to) other funds, net     26,054,326     (12,938,145)
Transfers from other plans, net          14,592,202      79,700,542
Net increase in fund equity              33,356,775      67,261,878
Fund equity at beginning of year        208,504,175     141,242,297

Fund equity at end of year            $ 241,860,950    $208,504,175

See notes to the financial statements.

                         INGERSOLL-RAND COMPANY
                    SAVINGS AND STOCK INVESTMENT PLAN
                    SUPPLEMENTAL INFORMATION BY FUND
                               MUTUAL FUND

STATEMENTS OF FINANCIAL CONDITION
At December 31,                                1998            1997

Assets:
  Investments at current value -
   Combined Trust Mutual Fund         $ 355,707,045    $297,485,385
  Contribution receivable                 2,204,643       1,988,616
  Due from merged Plan                   17,109,390           -

       Total assets                     375,021,078     299,474,001

Fund equity                           $ 375,021,078    $299,474,001


STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY
For the years ended December 31,               1998            1997


Contributions:
    Participants                      $  28,880,868    $ 25,998,175

Investment income:
    Dividends                            14,129,543      11,837,276
   Net appreciation of investments       60,281,031      51,883,324
       Net investment income             74,410,574      63,720,600
Total additions                         103,291,442      89,718,775
Participant withdrawals and
  distributions                          31,456,280      20,427,493

Net increase prior to transfers          71,835,162      69,291,282
Transfers (to) from other funds, ne t   (13,092,655)      8,695,034
Transfers from other plans, net          16,804,570      59,731,125

Net increase in fund equity              75,547,077     137,717,441
Fund equity at beginning of year        299,474,001     161,756,560

Fund equity at end of year            $ 375,021,078    $299,474,001

See notes to the financial statements.

                         INGERSOLL-RAND COMPANY
                    SAVINGS AND STOCK INVESTMENT PLAN
                    SUPPLEMENTAL INFORMATION BY FUND
                            COMPANY STOCK FUND

STATEMENTS OF FINANCIAL CONDITION
At December 31,                                1998            1997

Assets:
  Investments at current value -
   Combined Trust Ingersoll-Rand
    Company Stock Fund                $ 294,035,795    $279,232,315
  Contribution receivable                   529,881         449,855
  Due from merged Plan                      276,855           -

       Total assets                     294,842,531     279,682,170

Fund equity                           $ 294,842,531    $279,682,170

STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY
For the years ended December 31,               1998            1997

Contributions:
     Participants                     $   6,821,856    $  5,575,227

Investment income:
    Dividends                             3,892,462       3,911,649
    Net appreciation of investments      43,618,573      75,452,678
       Net investment income             47,511,035      79,364,327
Total additions                          54,332,891      84,939,554
Participant withdrawals and
  distributions                          28,314,520      19,084,567
Net increase prior to transfers          26,018,371      65,854,987
Transfers (to) from other funds, net    (10,964,486)      4,505,992
Transfers from other plans, net             106,476       4,181,923
Net increase in fund equity              15,160,361      74,542,902
Fund equity at beginning of year        279,682,170     205,139,268

Fund equity at end of year            $ 294,842,531    $279,682,170

See notes to the financial statements.

                         INGERSOLL-RAND COMPANY
                   SAVINGS  AND STOCK INVESTMENT PLAN
                    SUPPLEMENTAL INFORMATION BY FUND
                                LOAN FUND

STATEMENTS OF FINANCIAL CONDITION
At December 31,                                1998            1997

Assets:
  Participant loans receivable        $  27,689,595    $ 29,593,236

Plan equity                           $  27,689,595    $ 29,593,236

STATEMENTS OF INCOME AND CHANGES IN FUND EQUITY
For the years ended December 31,               1998            1997

Transfers from other funds for loans  $  12,769,065    $ 14,223,700
Interest income from loans                2,337,741       2,169,037
Total additions                          15,106,806      16,392,737
Participant distributions                 1,642,005       1,217,375
Net increase prior to transfers          13,464,801      15,175,362
Transfers to other funds for
 repayments                             (15,246,882)    (14,411,420)
Transfers (to) from other plans, net       (121,560)      3,816,080
Net (decrease) increase in fund
 equity                                  (1,903,641)      4,580,022
Fund equity at beginning of year         29,593,236      25,013,214

Fund equity at end of year            $  27,689,595    $ 29,593,236

See notes to the financial statements.

                         INGERSOLL-RAND COMPANY
                    SAVINGS AND STOCK INVESTMENT PLAN
                      NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

   The following brief description of the Ingersoll-Rand Company Savings and Stock Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

   General - Ingersoll-Rand Company (the "Company") adopted the Plan for eligible employees at participating locations. Eligible employees may participate in the Plan on the first day of the month following 30 calendar days of employment.

   The Chase Manhattan Bank ("Chase") and PricewaterhouseCoopers are the trustee and recordkeeper of the Plan, respectively.

   The Benefits Committee, which is appointed by the Company's Board of Directors (or its delegate), administers the plan. The Finance Committee of the Company's Board of Directors establishes the Plan's investment policies.

   The Company intends to continue the Plan indefinitely. However, the Company retains the right to discontinue the Plan. If the Company discontinues the Plan, all participant account balances become fully vested at the termination date.

   Contributions - Participants may contribute as basic contributions one to six percent (in whole percentages) of their compensation through payroll deductions. Participants contributing six percent of compensation may contribute an additional one to ten percent of compensation as supplemental contributions. Only basic contributions receive Company matching contributions. Participants may use before- or after-tax dollars for part or all of their contributions. Contributions are subject to varying limitations to ensure compliance with Internal Revenue Code requirements. Participants may change their contribution amounts at any time effective the first pay period of the following month by contacting the recordkeeper through its Benefits Information Line (BIL).

   The Company contributes to the Plan via a matching contribution and a Company retirement contribution. The Company matches basic contributions at a rate determined by the Company's Board of Directors. The Plan requires that Company matching contributions be at least 25 percent, but no more than 100 percent of participants' basic contributions. For 1998 and 1997, the Company matching contribution was set at 50 percent of basic contributions. As a Company retirement contribution, the Company contributes one percent of each eligible participant's monthly compensation to the Plan. An additional one percent is contributed to the Plan for employees who meet certain criteria, as outlined by the Plan.

   Effective October 1, 1995, for Company matching contributions, and effective March 1, 1996, for Company retirement contributions, the Plan was amended to provide for an offset to the Company contributions under the Plan with an equivalent benefit to the Plan participants under the Ingersoll-Rand/Clark Leveraged Employee Stock Ownership Plan (LESOP), a participating plan in the Ingersoll-Rand Company Combined Investment Trust (the "Combined Trust"). Amounts accrued under the Plan prior to the effective dates of these amendments remain in the Plan unaffected.

   Participant contributions are always 100 percent vested. Effective March 1, 1997, Company matching and retirement contributions, including those provided to the LESOP, vest on a five-year, graded-vesting schedule. Employees are immediately 20 percent vested. After completing two years of service, the vested percentage increases in increments of 20 percent per year until fully vested after five years of service. All Company matching and retirement contributions become 100 percent vested if a participant's employment terminates due to disability, retirement or death.

   Investment Options - The Plan assets are held in the Combined Trust, together with assets from other participating Plans.
   Participants may invest their contributions, in multiples of one percent, in one or more of the following funds:

     Fixed Income Fund - A fund that invests in securities that produce a fixed rate of return. Investments may include United States government securities, corporate bonds, notes, debentures, convertible securities, preferred stocks, investment funds or investment contracts.

     Mutual Fund - Prior to March 1, 1997, participants could select from the following mutual funds: Fidelity Fund, Fidelity Growth and Income Portfolio, Fidelity U.S. Equity Index Portfolio, and Fidelity Magellan Fund. After March 1, 1997, participants were able to select from the following mutual funds: Fidelity Growth and Income Portfolio, Fidelity Magellan Fund, Templeton Foreign Fund, Fidelity Contra Fund, Fidelity Low-Priced Stock Fund, Fidelity U.S. Equity Index Commingled Pool Fund (formerly known as the Fidelity Institutional S&P 500 Index), Putnam Vista Fund and Putnam New Opportunities Fund. Each fund consists of a portfolio of common stocks or other securities based on the fund's investment objective. Prospectuses are available from the respective fund's management company.

     Ingersoll-Rand Company Stock Fund - A fund consisting primarily of the Company's Common Stock. Prior to December 1, 1998, this fund limited a participant's investment to 50% of current contributions or account balance on transfers. Effective December 1, 1998, participants are permitted to invest up to 100% of current contributions or account balance on transfers into this fund.

   Each fund reinvests its income in that fund.

   On any business day, participants may change their allocation of future contributions and transfer prior contributions between funds. Transfers of prior contributions must be made in whole percentages.

   Participants  have  several  options  that  permit  access  to   their
   contributions, earnings, and certain vested Company contributions. These options are subject to certain rules and restrictions.

   Distributions and Withdrawals - Plan distributions may be in the form of a lump sum or in such other manner that the Benefits Committee may permit. In addition, effective December 1, 1998, Plan participants who separate from service may elect distributions of at least $500 on a daily basis.

   Participants' accounts are kept in units and are valued on a daily basis.

   At December 31, 1998 and 1997, the number of participants with balances in the Plan approximated 23,500 and 18,200, respectively.
   The number of participants contributing to each of the Plan's funds at December 31, 1998, were approximately:

   Fixed Income Fund                                   8,700
   Mutual Fund:
        Fidelity Growth and Income Portfolio           5,400
        Fidelity Magellan Fund                         3,900
        Templeton Foreign Fund                         1,100
        Fidelity Contra Fund                           1,800
        Fidelity Low Priced Stock Fund                 1,800
        Fidelity U.S. Equity Index Commingled Pool
        Fund                                           4,300
        Putnam Vista Fund                              2,200
        Putnam New Opportunities Fund                  3,100
   Ingersoll-Rand Company Stock Fund                   5,200

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation - The Plan follows the accrual method of accounting.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Benefits Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   Valuation of Investments - Plan assets are part of the Combined Trust, which provides unified investment management. Chase invests the Plan assets in the various Combined Trust investment funds.

   Separate participant accounts are maintained by investment fund. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

   The Putnam Guaranteed Horizon Accounts and the Putnam Managed Accounts are recorded at their respective contract values. Contract value equals principal plus cumulative interest earned, reduced by distributions.

   The Chase Domestic Liquidity Fund contains short-term debt, bank certificates of deposit and collateralized repurchase agreements. The carrying value of these investments is a reasonable estimate of their current value due to the short-term nature of the instruments. Rates of return on the money-market funds vary with the instruments purchased and changes in short-term interest rates.

   The financial statements report investments in the Mutual Funds and the Ingersoll-Rand Company Common Stock Fund at current value based on published market quotations.

   Security Transactions and Investment Income - Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the participant's average unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

   The statement of income and changes in plan equity includes unrealized appreciation or depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

   Contributions - Participant and Company matching contributions are contributed to the Combined Trust or the LESOP trust, as applicable, on a monthly basis. Participant contributions for each fund are based on the participants' investment decisions. Company retirement contributions are contributed to the Combined Trust or the LESOP after the end of each month or annually, as outlined in the Plan. The
   Company matching and retirement contributions may be made to the Combined Trust or LESOP in cash or Company stock.

   Forfeitures - Forfeitures of nonvested Company contributions occur when participants are terminated. Forfeitures of $195,011 in 1998 and $587,084 in 1997 were or will be used to reduce future Company contributions.

   Expenses of the Plan - Most expenses associated with the administration of the Plan and the Combined Trust are paid for by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments.

   Benefit Obligations - Distributions to terminated employees are recorded in each fund's financial statements when paid. The approved and unpaid amounts were $3,295,148 and $2,850,775 at December 31, 1998 and 1997, respectively. These amounts will be reflected as liabilities on the Plan's Form 5500 in accordance with Department of Labor Regulations.

3. FIXED INCOME FUND

   Investments in the Fixed Income Fund at December 31 were as follows:

                                                  1998          1997

     Putnam Guaranteed Horizon Accounts   $ 33,833,943  $ 39,701,027
     Putnam Managed Accounts               140,431,941   136,945,125
     Chase Domestic Liquidity Fund          29,793,375    33,095,881
     MetLife Stable Income Fund             73,037,033    59,125,348
     PIMCO Stable Value Fund                71,797,545         -
     Total Combined Trust Fixed Income
      Fund                                 348,893,837   268,867,381

     Less:  Other plans                    122,891,421    61,566,214

     Plan investment in Fixed Income Fund $226,002,416  $207,301,167

4. MUTUAL FUND

   Investments in the Mutual Fund at December 31 were as follows:

                                                  1998          1997

     Fidelity Fund                        $    714,058  $    424,298
     Fidelity Growth and Income
      Portfolio                            115,129,445    89,016,560
     Fidelity U.S. Equity Index
      Portfolio                              1,078,526       705,452
     Fidelity Magellan Fund                 69,122,106    53,004,254
     Templeton Foreign Fund                  6,921,974     7,995,696
     Fidelity Contra Fund                   21,322,115    14,711,437
     Fidelity Low Priced Stock Fund         17,601,769    18,848,539
     Fidelity U.S. Equity Index
      Commingled Pool Fund                 117,107,351   100,620,520
     Putnam Vista Fund                      32,992,446    30,301,501
     Putnam New Opportunities Fund          41,152,100    31,730,581
     Total Combined Trust Mutual Fund      423,141,890   347,358,838

     Less: Other plans                      67,434,845    49,873,453

     Plan investment in Mutual Fund       $355,707,045  $297,485,385

   Net realized and unrealized appreciation (depreciation) of investments for the years ended December 31 were as follows:

                                                  1998          1997

     Fidelity Fund                        $    115,703  $    986,287
     Fidelity Growth and Income
      Portfolio                             19,284,047    16,431,077
     Fidelity U.S. Equity Index
      Portfolio                                212,894     5,208,378
     Fidelity Magellan Fund                 14,089,078     8,513,494
     Templeton Foreign Fund                (1,211,980)     (177,221)
     Fidelity Contra Fund                    3,207,213       904,623
     Fidelity Low Priced Stock Fund        (1,631,387)     1,646,255
     Fidelity U.S. Equity Index
      Commingled Pool Fund                  27,532,736    20,368,899
     Putnam Vista Fund                       3,168,970     5,446,080
     Putnam New Opportunities Fund           6,397,092     5,426,059
     Total Combined Trust Mutual Fund       71,164,366    64,753,931

     Less: Other plans                      10,883,335    12,870,607

     Net Plan appreciation                $ 60,281,031  $ 51,883,324

5. INGERSOLL-RAND COMPANY STOCK FUND

   Investments in the Ingersoll-Rand Company Stock Fund at December 31 were as follows:
                                                  1998          1997

     Ingersoll-Rand Company Common
      Stock                               $319,997,731  $295,081,502
     Chase Domestic Liquidity Fund           1,594,830     3,564,578

     Total Combined Trust Ingersoll-Rand
      Company Stock Fund                   321,592,561   298,646,080

     Less: Other plans                      27,556,766    19,413,765

     Plan investment in Ingersoll-Rand
      Company Stock Fund                  $294,035,795  $279,232,315

   Net realized and unrealized appreciation of investments for the years ended December 31 were as follows:
                                                  1998          1997

     Total Combined Trust Ingersoll-Rand
      Company Stock Fund                  $ 47,184,264   $80,697,853
     Less: Other plans                       3,565,691     5,245,175

     Net Plan appreciation                $ 43,618,573  $ 75,452,678

6. LOAN FUND

   The Plan allows participants to borrow from their vested account balance subject to certain limits. Loans are withdrawn from the participants' accounts in a sequence outlined in the Plan.

   The number of loans outstanding at December 31, 1998 and 1997 was 7,932 and 8,363, respectively.

   The Benefits Committee establishes the loan interest rate and reviews the rate quarterly. The loan rate may be adjusted each quarter in order to reflect the current prime rate. The interest rate on new loans during 1998 and 1997 was 9%. Interest charges begin 60 days after the initial loan date.

   Loans are repaid in equal installments through payroll deductions over a maximum of five years. Loan repayments consist of interest and principal, and are reinvested according to the participant's current investment elections. If a participant terminates employment with the Company, any outstanding loan balance is considered a distribution.

7. TAX STATUS

   The Plan is intended to be qualified under Code Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated May 16, 1997. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. TRANSFERS TO/FROM OTHER PLANS
   Effective December 31, 1998, the LCN Closers Employees' Profit Sharing Plan (LCN) was merged into the Plan. During January, 1999, the existing participant balances in the LCN Plan were transferred to the investment options available in the Ingersoll-Rand Company Savings and Stock Investment Plan that were elected by each participant during December, 1998.

   Effective March 1, 1997, the Ingersoll-Rand Company Hourly Pension Plan (Plan 45), the Clark Savings and Investment Plan and the Ingersoll-Rand Company Retirement Account Plan were merged into the Plan. Existing participant balances in these plans were transferred to the investment options available in the Plan that were elected by each participant.

   Investments related to the former employees of the Process Systems Group, which was sold in 1996, were transferred from the Plan in 1997. Other dispositions during 1997 resulted in additional asset transfers from the Plan.

   In 1997, there were also transfers to (from) the Plan resulting from the transfer of Ingersoll-Dresser Pump Company and Dresser Industries employees.

9. COMBINED INVESTMENT TRUST FINANCIAL INFORMATION

   At December 31, 1998 and 1997, the Plan had an 80% and 85% participation, respectively, in the Combined Investment Trust. The financial statements for the Combined Investment Trust are prepared on the modified cash basis of accounting, which is substantially the same as the accrual basis of accounting. The financial statements with explanatory footnotes for the years ended December 31, 1998 and 1997 follow.

   COMBINED INVESTMENT TRUST

   STATEMENTS OF NET ASSETS
   At December 31
                                                  1998         1997
   Investments:
   Fixed Income Fund -
     Putnam Guaranteed Horizon Accounts$    33,833,943 $ 39,701,027
     Chase Domestic Liquidity Fund          29,793,375   33,095,881
     Putnam Managed Accounts               140,431,941  136,945,125
     Metlife Stable Income Fund             73,037,033   59,125,348
     PIMCO Stable Value Fund                71,797,545        -

          Total Fixed Income Fund          348,893,837  268,867,381
   Mutual Fund -
     Fidelity Fund                             714,057      424,298
     Fidelity Growth and Income
      Portfolio                            115,129,445   89,016,560
     Fidelity U.S. Equity Index
      Portfolio                              1,078,526      705,452
     Fidelity Magellan Fund                 69,122,106   53,004,254
     Templeton Foreign Fund                  6,921,974    7,995,696
     Fidelity Contra Fund                   21,322,115   14,711,437
     Fidelity Low Priced Stock Fund         17,601,769   18,848,539
     Fidelity U.S. Equity Index
      Commingled Pool Fund                 117,107,351  100,620,520
     Putnam Vista Fund                      32,992,446   30,301,501
     Putnam New Opportunities Fund          41,152,101   31,730,581

          Total Mutual Fund                423,141,890  347,358,838

   Ingersoll-Rand Company Common
     Stock Fund                            321,592,561  298,646,080

   Total investments at current value
    (cost $791,758,503 in 1998
     and $681,640,301 in 1997)           1,093,628,288  914,872,299

   Participant loans receivable             35,806,555   32,635,258

                                       $ 1,129,434,843 $947,507,557

   COMBINED INVESTMENT TRUST

   STATEMENTS OF CHANGES IN NET ASSETS
   For the years ended December 31
                                                  1998         1997

   Additions to net assets:
       Contributions received          $    62,650,395 $ 61,301,154
       Dividends and interest income
        from investments                    42,039,999   34,903,371
       Net appreciation of investments     118,348,630  145,451,784

   Total additions                         223,039,024  241,656,309

   Participant withdrawals and
    distributions                           99,491,491   87,845,689

   Net increase prior to transfers         123,547,533  153,810,620

   Transfers from other plans, net          58,379,753  137,542,781

   Increase in net assets for the year     181,927,286  291,353,401

   Net assets, beginning of year           947,507,557  656,154,156

   Net assets, end of year             $ 1,129,434,843 $947,507,557

   NOTE A - TRUST DESCRIPTION

   The Combined Investment Trust (the "Combined Trust") provides unified investment management of the assets of several plans sponsored by Ingersoll-Rand Company and certain of its subsidiaries (collectively the "Companies"). The plans include the Ingersoll-Rand Company Savings Plan for Bargaining Unit Employees, the Ingersoll-Dresser Pump Company Savings and Investment Plan, the Ingersoll-Rand Company Savings and Stock Investment Plan, the I-R/Clark Leveraged Employee Stock Ownership Plan, the Ingersoll-Rand/Thermo King Savings and Stock Investment Plan and the Ingersoll-Rand/Thermo King Retirement Savings Plan of Puerto Rico. The participants of the individual plans are eligible employees of the Companies. The Chase Manhattan Bank ("Chase") and PricewaterhouseCoopers are the trustee and recordkeeper of the Combined Trust, respectively. The Combined Trust maintains separate participant accounts by investment fund in units. These accounts record contributions, withdrawals and transfers, and reflect investment earnings and changes in market value.

   Certain of these plans, namely the I-R/Clark Leveraged Employee Stock Ownership Plan, the Ingersoll-Rand/Thermo King Savings and Stock Investment Plan and the Ingersoll-Rand/Thermo King Retirement Savings Plan of Puerto Rico participate in the Combined Trust only through investment in the Fixed Income Fund and/or the Ingersoll-Rand Company Stock Fund of the Combined Trust.

   NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation - The Combined Trust uses the modified cash basis of accounting which is substantially the same as the accrual basis of accounting.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Benefits Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   Valuation of Investments - The Putnam Guaranteed Horizon Accounts and the Putnam Managed Accounts are recorded at their respective contract values. Contract value equals principal plus cumulative interest earned, reduced by distributions.

   The Chase Domestic Liquidity Fund contains short-term debt, bank certificates of deposit and collateralized repurchase agreements. The carrying value of these investments is a reasonable estimate of their current value due to the short-term nature of the instruments. Rates of return on the money-market funds vary with the instruments purchased and changes in short-term interest rates.

   The financial statements report investments in the Mutual Funds (defined in Note C) and the Ingersoll-Rand Company Common Stock Fund at current value based on published market quotations.

   Security Transactions and Investment Income - Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the participant's average unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

   The statement of changes in net assets includes unrealized appreciation or depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

   Contributions and Expenses - The Combined Trust records contributions when received from the participating Plans. It reports disbursements from the participating Plans for participant withdrawals, loans and Plan to Plan transfers when paid.

   Most expenses for the administration of the participating Plans and the Combined Trust are paid for by the Companies. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments.

   NOTE C - INVESTMENTS

   At December 31, 1998 and 1997, certain assets of the Combined Trust were invested in synthetic investment contracts. The Putnam Guaranteed Horizon Accounts and the Putnam Managed Accounts consist principally of an investment agreement between the Company and Putnam and a wrapper contract with a financially responsible third party, which provides liquidity or benefit-responsiveness.

   The Putnam Guaranteed Horizon Accounts under contract at December 31, 1998 were:

                   Average  Guaranteed Rate       Maturity
       Amount       Yield     of Return             Date

    $33,833,943     4.59%       6.224%        November 15, 1999


   The Putnam Guaranteed Horizon Accounts under contract at December 31, 1997 were:

                   Average  Guaranteed Rate      Maturity
        Amount      Yield     of Return            Date

    $ 33,004,081    5.65%      6.224%        November 15, 1999
       6,696,946    5.12       5.440         February 28, 1998

    $ 39,701,027

   The Putnam Managed Accounts under contract at December 31, 1998 were:

                   Average  Guaranteed Rate   Maturity
       Amount       Yield    of Return          Date

    $ 105,713,723   5.54%      6.373%        None - end upon
                                              written notice
       34,718,218   5.36        6.09         None - end upon
                                              written notice
    $ 140,431,941

   The Putnam Managed Accounts under contract at December 31, 1997 were:

                   Average  Guaranteed Rate     Maturity
       Amount       Yield      of Return          Date

    $ 100,561,308   6.16%      6.268%     None - end
                                           upon written notice
       36,383,817   6.03       6.120      None - end
                                           upon written notice

     $136,945,125

   The net crediting rate for all synthetic investment contracts is reset twice a year, on January 1 and July 1. In no event is the net crediting rate reset below 0%.

   The Chase Domestic Liquidity Fund reported an annualized rate of return as of December 31 of 5.42% in 1998 and 5.65% in 1997.

   The Metropolitan Life Insurance (MetLife) Stable Income Fund invests in a group annuity contract which is carried at contract value, an approximation of current value. Interest rates credited to the fund were 6.33% from January 1, 1998 through May 31, 1998; 6.14% from June 1, 1998 through December 31, 1998; and 6.27% in 1997. This contract has no expiration date. The MetLife group annuity contract consists principally of an investment agreement between the Company and MetLife in which MetLife maintains a separate account for the investment of participants' assets in an actively managed institutional bond fund.

   The PIMCO Stable Value Fund was purchased by the Plan on August 3, 1998. The fund is comprised of a separate account fixed income portfolio actively managed by PIMCO and a book value wrap contract issued by AIG Financial Products. The book value wrap contract allows for the portfolio to be carried at contract value, which equals net deposits plus credited interest. The contract has no expiration date. Interest rates credited to the fund were 6.31% from August 3, 1998 through September 30, 1998 and 6.18% from October 1, 1998 through December 31, 1998.

   The total cost of the Combined Trust Mutual Fund was $308,807,364 and $285,756,879 at December 31, 1998 and 1997, respectively.

   The Company Stock Fund investment in Ingersoll-Rand Company common stock at December 31, 1998 and 1997, included 6,817,526 shares and 7,285,963 shares, respectively. At December 31, 1998 and 1997, the average cost of these shares was $132,462,472 and $123,451,463, respectively.

   Net realized gain (loss) on securities sold of the Combined Trust's investments for the years ended December 31 was as follows:

                                               1998          1997

   Mutual Fund:
      Fidelity Fund                     $     6,051   $ 2,814,917
      Fidelity Growth and Income
       Portfolio                          6,509,327     4,802,439
      Fidelity U.S. Equity Index
       Portfolio                             48,428    29,744,529
      Fidelity Magellan Fund              3,114,960     3,886,631
      Templeton Foreign Fund               (365,827)      562,003
      Fidelity Contra Fund                  442,112       212,092
      Fidelity Low Priced Stock Fund        119,790       260,284
      Fidelity U.S. Equity Index
       Commingled Pool Fund               6,369,851     1,839,454
      Putnam Vista Fund                   1,070,041     2,947,297
      Putnam New Opportunities Fund       1,117,066     1,158,185
   Total Mutual Fund                     18,431,799    48,227,831

   Ingersoll-Rand Company Common Stock   31,279,147    19,210,842

   Net realized gain                    $49,710,946   $67,438,673

   Net unrealized gain (loss) of the Combined Trust's investments for the years ended December 31 was as follows:

                                               1998          1997

   Mutual Fund:
      Fidelity Fund                     $   109,653   $(1,828,630)
      Fidelity Growth and Income
       Portfolio                         12,774,721    11,628,638
      Fidelity U.S. Equity Index
         Portfolio                          164,466   (24,536,151)
      Fidelity Magellan Fund             10,974,118     4,626,863
      Templeton Foreign Fund               (846,153)     (739,224)
      Fidelity Contra Fund                2,765,101       692,531
      Fidelity Low Priced Stock Fund     (1,751,178)    1,385,971
      Fidelity U.S. Equity Index
        Commingled Pool Fund             21,162,885    18,529,445
      Putnam Vista Fund                   2,098,929     2,498,783
      Putnam New Opportunities Fund       5,280,025     4,267,874
   Total Mutual Fund                     52,732,567    16,526,100

   Ingersoll-Rand Company Common Stock   15,905,117    61,487,011

   Net unrealized gain                  $68,637,684   $78,013,111

   NOTE D - TAX STATUS

   The Ingersoll-Rand Company Savings Plan for Bargaining Unit Employees, the Ingersoll-Dresser Pump Company Savings and Investment Plan, the Ingersoll-Rand Company Savings and Stock Investment Plan, and the I-R/Clark Leveraged Employee Stock Ownership Plan are intended to be qualified under Code Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and are intended to be exempt from taxation under Section 501(a) of the Code. Each Plan has received a favorable determination letter from the Internal Revenue Service. Determination letters for the Ingersoll-Rand/Thermo King Savings and Stock Investment Plan and the Ingersoll-Rand/Thermo King Retirement Savings Plan of Puerto Rico were filed in December, 1998. A favorable determination on these letters from the Internal Revenue Service is pending. The Plan administrator believes that the Plans are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Trust's financial statements.

   NOTE E - PARTICIPANT LOANS RECEIVABLE
   Participants in certain Plans may borrow from their vested account balances subject to terms defined by the individual Plans.

   NOTE F - TRANSFERS TO/FROM OTHER PLANS
   Effective December 31, 1998, the assets of the LCN Closers Employees' Profit Sharing Plan (LCN) were merged into the Combined Trust.
   During January, 1999, the existing participant balances in the LCN Plan were transferred to the investment options available in the Ingersoll-Rand Company Savings and Stock Investment Plan that were elected by each participant during December, 1998.

   Effective March 1, 1997, the assets of the Ingersoll-Rand Company Hourly Pension Plan (Plan 45) and the Clark Savings and Investment Plan were transferred into the Combined Trust. Additionally in 1997, approximately $40 million, net, was transferred from the I-R/ Clark Leveraged Employee Stock Ownership Plan. Additional investments related to the former employees of the Process Systems Group, which was sold in 1996, were transferred from the Combined Trust in 1997. There were also transfers from the Combined Trust to Ingersoll-Rand Company Pension Plan One and the Dresser Industries Savings Plan.


                                 ******


INGERSOLL-RAND COMPANY COMBINED INVESTMENT TRUST
SCHEDULE I
ITEM 27A- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
YEAR ENDED DECEMBER 31, 1998


  Identity of Issue          Description of      Shares, Units     Cost of       Current
                               Investment      Principal Amount     Asset         Value

Guaranteed Investment
Contracts:

Putnam Guaranteed Horizon
Accounts:
  Contract VI                  6.224%; 11/15/99          -        33,833,943      33,833,943
Putnam Managed Account I     6.090%; no maturity         -        34,718,218      34,718,218
Putnam Managed Account II    6.373%; no maturity         -       105,713,723     105,713,723
Metropolitan Life           Group Annuity Contract       -        73,037,033      73,037,033
Insurance Company
PIMCO Stable Value          Group Annuity Contract       -        71,797,545      71,797,545
Contract

Templeton Foreign Fund       Open-end mutual fund       825,027    8,507,351       6,921,974
Fidelity Contrafund          Open-end mutual fund       375,455   17,864,483      21,322,115
Putnam Vista Fund            Open-end mutual fund     2,524,288   28,394,735      32,992,446
Fidelity U.S. Equity         Open-end mutual fund     3,361,290   77,415,022     117,107,351
Index Commingled
  Pool Fund
Fidelity Low Priced Stock    Open-end mutual fund       770,318   17,966,975      17,601,769
Fund
Fidelity Growth and          Open-end mutual fund     2,511,550   77,647,493     115,129,445
Income Portfolio
Putnam New Opportunities     Open-end mutual fund       704,297   31,604,202      41,152,101
Fund
Fidelity Magellan Fund       Open-end mutual fund       572,108   48,163,436      69,122,106
Fidelity U.S. Equity         Open-end mutual fund        24,534      698,226       1,078,526
Index Portfolio
Fidelity Fund                Open-end mutual fund        19,462      545,441         714,057

Ingersoll-Rand Company             Class A            6,817,526  132,462,472     319,997,731
Common Stock
Chase Domestic Liquidity      Money Market Fund      31,388,205   31,388,205      31,388,205
Fund
Participant Loans           Due 1/1/98 - 12/31/03;       -        35,806,555      35,806,555
Receivable                          6%-9%

TOTAL INVESTMENTS                                                827,565,058   1,129,434,843

INGERSOLL-RAND COMPANY COMBINED INVESTMENT TRUST
SCHEDULE V
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998

 Identity of      Description of  Purchase    Selling   Expense    Cost of   Current    Net Gain /
Party Involved       Asset         Price      Price     Incurred   Asset     Value Of   (Loss)
                                                        With                 Asset on
                                                        Transaction          Transaction
                                                                             Date
Single Transactions:

Chase Domestic   Money Market
 Liquidity Fund   Fund           $49,163,946  $   -    $   -      $  -    $ 49,163,946   $  -
Chase Domestic   Money Market
 Liquidity Fund   Fund               -       70,205,491    -    70,205,491  70,205,491      -
PIMCO Stable     Group Annuity
 Value Fund       Contract            70,000      -        -         -          70,000      -

Series of Transactions:

Chase Domestic   Money Market
 Liquidity Fund   Fund           197,521,827      -        -         -      197,521,827     -
Chase Domestic   Money Market
 Liquidity Fund   Fund                 -    202,794,080    -   202,794,080  202,794,080     -
Fidelity Growth
 and Income
 Portfolio       Open-end Mutual
                  Fund           28,827,316       -        -         -      202,827,316     -
Fidelity Growth
 and Income
 Portfolio      Open-end Mutual
                 Fund                 -     15,489,149     -   21,998,477   15,489,149    6,509,328
Ingersoll-Rand
 Company Common
 Stock          Class A          21,912,363       -     15,138       -      21,897,225      -
Ingersoll-Rand
 Company Common
 Stock          Class A               -     10,473,011  18,012  36,099,523  10,473,011  25,608,500
PIMCO Stable
 Value
 Contract       Group Annuity
                 Contract        70,345,870       -       -           -     70,345,870      -

                                                                 EXHIBIT

                      INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement on Form S-8 No. 333-42133 of Ingersoll-Rand Company of our report dated June 20, 1999 which appears elsewhere in this Form 11-K.


/S/  Deloitte & Touche
DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 24, 1999
                                                                 EXHIBIT

                   CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on form S-8 No. 333-42133 of Ingersoll-Rand Company of our report dated June 5, 1998 relating to the financial statements, which appears in this Form 11-K.

/s/PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP
Florham Park, New Jersey
June 24, 1999